Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Fourth Quarter and Full Year 2022 Results

●	Record full year revenues of $46.1 million, 14% year-over-year growth

●	Inflection point with net income of $2.9M on a non-GAAP basis (net loss of $2.3M on a GAAP basis)

●	Positive cash flow of $7 million in 2022, ending the year with a record level of cash

TEL AVIV, Israel – February 8, 2023 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the fourth quarter and full year ended December 31, 2022.

Management Comments:

Eyal Harari, RADCOM’s Chief Executive Officer, commented, “The fourth quarter was a solid finish for a record year as we expanded our install base with multiple top-tier mobile operators. In 2022, we grew by 14%, a third consecutive year of revenue growth for the Company.

“This year, we reached an inflection point for the Company, delivering a profitable year on a non-GAAP basis while generating a positive cash flow and ending the year with a record level of cash.

“Our new multi-year contracts secured during 2022 on top of our current agreements provide good visibility and a strong backlog for 2023 and beyond. We also had an encouraging start to 2023 as we secured another North American contract for our solutions.

“As the business grows, we carefully manage our expenses and believe we can maintain scalable, profitable growth. Combining this with our solid pipeline, best-in-class assurance solutions, and overall market opportunity, we believe all the foundations are in place for a strong 2023 that will bring a fourth consecutive year of growth.

Mr. Harari concluded, “We believe the positive momentum generated in 2022 will continue this year, despite possible macroeconomic headwinds. Based on our current visibility, we are providing full-year 2023 revenue guidance of $50 - $53 million.”

Fourth Quarter 2022 Financial Highlights:

●	Total revenues for the fourth quarter were $12.3 million, compared to $11.2 million in the fourth quarter of 2021

●	GAAP net loss for the fourth quarter was $0.03 million, or $0.00 per diluted share, compared to a GAAP net loss of $1.4 million, or $0.10 per diluted share, for the fourth quarter of 2021

●	Non-GAAP net income for the period was $1.3 million, or an income of $0.09 per diluted share, compared to a non-GAAP net loss of $0.2 million, or a loss of $0.02 per diluted share, for the fourth quarter of 2021

●	As of December 31, 2022, the Company had cash and cash equivalents, short-term bank deposits of $77.7 million, and no debt, ending the year with its highest cash levels.

Full Year 2022 Financial Highlights:

●	Total revenues for the full year were $46.1 million, compared to $40.3 million for the full year of 2021

●	GAAP net loss for the full year was $2.3 million, or $0.16 per diluted share, compared to a GAAP net loss of $5.3 million, or $0.37 per diluted share, for the full year of 2021.

●	Non-GAAP net income for the full year amounted to $2.9 million, or $0.19 per diluted share, compared to a non-GAAP net loss of $1.9 million or $0.13 per diluted share for the full year of 2021.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 am Eastern Time (3:00 pm Israel Daylight Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0644

For those unable to listen, a conference call replay will be available a few hours later in the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2023 revenue guidance, and expectations regarding its growth, including sustainable, profitable growth, momentum, pipeline, market conditions, market opportunities, and visibility and backlog in 2023 and beyond, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	$12,289	$11,158	$46,051	$40,282
Cost of revenues	3,391	3,435	12,714	11,423
Gross profit	8,898	7,723	33,337	28,859
Research and development, gross	5,290	5,226	21,483	20,347
Less - royalty-bearing participation	160	194	762	537
Research and development, net	5,130	5,032	20,721	19,810
Sales and marketing	3,281	2,726	12,270	10,358
General and administrative	1,225	1,237	4,460	4,184
Total operating expenses	9,636	8,995	37,451	34,352
Operating loss	(738)	(1,272)	(4,114)	(5,493)
Financial income (expenses), net	751	(40)	2,016	354
Income (loss) before taxes on income	13	(1,312)	(2,098)	(5,139)
Taxes on income	(39)	(39)	(159)	(124)

Net loss	$(26)	$(1,351)	$(2,257)	$(5,263)

Basic and diluted net loss per ordinary share	$(0.00)	$(0.10)	$(0.16)	$(0.37)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,717,096	14,158,074	14,525,449	14,124,404

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
GAAP gross profit	$8,898	$7,723	$33,337	$28,859
Stock-based compensation	100	83	392	207
Non-GAAP gross profit	$8,998	$7,806	$33,729	$29,066

GAAP research and development, net	$5,130	$5,032	$20,721	$19,810
Stock-based compensation	602	478	2,497	1,368
Non-GAAP research and development, net	$4,528	$4,554	$18,224	$18,442

GAAP sales and marketing	$3,281	$2,726	$12,270	$10,358
Stock-based compensation	361	153	1,387	865
Non-GAAP sales and marketing	$2,920	$2,573	$10,883	$9,493

GAAP general and administrative	$1,225	$1,237	$4,460	$4,184
Stock-based compensation	283	400	895	919
Non-GAAP general and administrative	$942	$837	$3,565	$3,265

GAAP total operating expenses	$9,636	$8,995	$37,451	$34,352
Stock-based compensation	1,246	1,031	4,779	3,152
Non-GAAP total operating expenses	$8,390	$7,964	$32,672	$31,200

GAAP operating loss	$(738)	$(1,272)	$(4,114)	$(5,493)
Stock-based compensation	1,346	1,114	5,171	3,359
Non-GAAP operating income (loss)	$608	$(158)	$1,057	$(2,134)

GAAP Income (loss) before taxes on income	$13	$(1,312)	$(2,098)	$(5,139)
Stock-based compensation	1,346	1,114	5,171	3,359
Non-GAAP income (loss) before taxes on income	$1,359	$(198)	$3,073	$(1,780)

GAAP net loss	$(26)	$(1,351)	$(2,257)	$(5,263)
Stock-based compensation	1,346	1,114	5,171	3,359
Non-GAAP net income (loss)	$1,320	$(237)	$2,914	$(1,904)

GAAP net loss per diluted share	$(0.00)	$(0.10)	$(0.16)	$(0.37)
Stock-based compensation	0.09	0.08	0.35	0.24
Non-GAAP net income (loss) per diluted share	$0.09	$(0.02)	$0.19	$(0.13)

Weighted average number of shares used to compute diluted net income (loss) per share	15,329,035	14,158,074	14,997,667	14,124,404

RADCOM Ltd.
Consolidated Balance Sheets
(thousands of U.S. dollars)

	As of	As of
	December 31, 2022	December 31, 2021
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$9,527	$11,948
Short-term bank deposits	68,132	58,621
Trade receivables, net	11,074	10,031
Inventories	795	931
Other accounts receivable and prepaid expenses	1,928	1,964
Total Current Assets	91,456	83,495

Non-Current Assets
Severance pay fund	3,524	3,840
Other long-term receivables	2,557	1,258
Property and equipment, net	1,010	1,260
Operating lease right-of-use assets	2,457	1,808
Total Non-Current Assets	9,548	8,166

Total Assets	$101,004	$91,661

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,708	$2,651
Deferred revenues and advances from customers	7,037	2,700
Employee and payroll accruals	5,198	4,422
Operating lease liabilities	1,024	1,045
Other liabilities and accrued expenses	6,829	5,428
Total Current Liabilities	22,796	16,246

Non-Current Liabilities
Accrued severance pay	3,973	4,335
Operating lease liabilities	1,452	894
Other liabilities and accrued expenses	-	32
Total Non-Current Liabilities	5,425	5,261

Total Liabilities	$28,221	$21,507

Shareholders’ Equity
Share capital	$706	$669
Additional paid-in capital	148,610	143,473
Accumulated other comprehensive loss	(2,908)	(2,620)
Accumulated deficit	(73,625)	(71,368)

Total Shareholders’ Equity	72,783	70,154
Total Liabilities and Shareholders’ Equity	$101,004	$91,661